SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

The following exhibits are included with this Report and are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by Postmedia Network Canada Corp. (the “registrant”) under the Securities Act of 1933, as amended:

Exhibit No.	Exhibit

99.1	Notice of Annual General Meeting of Shareholders and Management Information Circular in respect of the Annual General Meeting of Shareholders of the registrant to be held on January 8, 2015.

99.2	Form of Proxy for the registrant’s Annual General Meeting of Shareholders to be held on January 8, 2015.

99.3	Annual Information Form of the registrant dated as of November 26, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer

Date: November 26, 2014.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Notice of Annual General Meeting of Shareholders and Management Information Circular in respect of the Annual General Meeting of Shareholders of the registrant to be held on January 8, 2015.

99.2	Form of Proxy for the registrant’s Annual General Meeting of Shareholders to be held on January 8, 2015.

99.3	Annual Information Form of the registrant dated as of November 26, 2014.